SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI LIMITED



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold Ashanti")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY A DIRECTOR AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

Following the announcement of 30 June 2008 in which it was disclosed that directors had exercised their rights in terms of the AngloGold Ashanti rights offer, the following director and company secretary have subsequently been advised by their respective CSDPs that they have been allotted additional shares in the AngloGold Ashanti rights offer as follows:

Details	R P Edey	L Eatwell
Total additional shares allotted	63	5
Date shares allotted	11 July 2008	11 July 2008
Total purchase price paid at R194 per share	R12,222	R970
Type of interest	Beneficial	Beneficial

The necessary approval was obtained in terms of 3.66.

29 July 2008

JSE Sponsor: UBS

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 29, 2008

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary